UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
                      (Amendment No. 0)



Name of Issuer: Bolle Inc.

Title of Class of Securities: common

Cusip Number: 097937106

Name,  Address and Telephone Number of Person authorized  to
receive  notices and communications:   Kenneth  E.  Leopold,
Senior  Attorney, c/o Neuberger &Berman, 605  Third  Avenue,
NY, NY 10158

Date  of  Event   which requires Filing  of this  statement:
March 11, 1998

If  the  filing person has previously filed a  statement  on schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                        SCHEDULE 13 D

CUSIP NO.  097937106

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin Schwartz
     SS # 085-325709

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     184,499

8.Shared voting power
     0

9.Sole dispositive power
     184,499

10. Shared dispositive power
     278,658

11.  Aggregate  amount beneficially owned by each  reporting person
     463,157
12.Check box if the aggregate amount in row 11 excludes certain shares*


13. Percent of class represented by amount in row 11.
     7.02%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "Shares") of Bolle Inc. (the "Company"). The Address of the principal executive offices of the company is 555 Theodore Fremd Ave., Ste. B 302, Rye, N.Y. 10580

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz.


B)  The  address  of  Marvin Schwartz is:  c/o  Neuberger  &
Berman,  LLC, 605 Third Avenue, New York, New  York   10158-
3698.




C) Marvin Schwartz is a Principal of Neuberger & Berman, LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Principal of N&B. The shares are held individually by Mr. Schwartz and others. The firm of N&B has no voting or dispositive power regarding these shares.

D)  During  the last five years Mr. Schwartz  has  not  been
convicted   in  a  criminal  proceeding(excluding    traffic
violations or similar misdemeanors).

E) During the last five years Mr. Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Mr. Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Mr. Schwartz owns 167,833 Shares for his personal account. The 167,833 shares owned by Mr. Schwartz are held in "street name" and are part of his cash account at Neuberger & Berman, LLC. Those Shares acquired were purchased with his personal funds.

In addition, Mr. Schwartz beneficially owns 295,324 shares as follows:

16,666 shares owned by an individual account which Mr. Schwartz manages. The account is for the benefit of another Principal of N&B and held in street name by N&B. Such shares were purchased with the individual's own funds. Marvin Schwartz has sole dispositive and voting power with respect to such shares.

278,658 shares are held in street name as a part of several accounts for the benefit of Marvin Schwartz's family. Marvin Schwartz is a beneficial owner of these 278,658 shares based on his discretionary and shared dispositive power over these accounts.

ITEM 4 Purpose of Transaction

Mr. Schwartz purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.

ITEM 5 Interest in Securities of the Issuer

A) Marvin Schwartz is the beneficial owner of 463,157 shares which represents 7.02% of the 6,600,000 shares outstanding.

B) Marvin Schwartz has the sole power to dispose of 184,499 shares and has shared dispositive power with regard to 278,658 shares. Marvin Schwartz has sole voting power with regard to 184,499 shares and has shared voting power with regard to 0 shares.

C) During the 60 days surrounding the event triggering this filing, Marvin Schwartz effected 0 open market transactions in the shares.

Mr. Schwartz acquired his shares in Bolle Inc. as a result of being a holder of Lumen Technologies (LNM) which was in turn formed by the merger of BEC Group (EYE) and ILC Technology (ILCT) both of which he had been an owner. The Bolle Inc. shares were received through a distribution to all shareholders of Lumen Technologies (LNM) at the rate of one share of Bolle Inc. for every share of LNM held as of March 11, 1998.

Mr. Schwartz had filed 13D's on  EYE and ILCT as follows:

BEC Group (EYE)          event 8/15/97
ILC Technology (ILCT)    event 8/13/96




ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Marvin Schwartz and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:
                                   Marvin Schwartz